

03010813

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Financial Asset Securities Corp.

Exact Name of Registrant as Specified in Charter

Registrant CIK Number 207

Form 8-K, February 25, 2003, Series 2002-FF4

333-99463

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf the undersigned thereunto duly authorized.

Dated: February 25, 2003

FINANCIAL ASSET SECURITIES CORP.

By: _____

Name: Frank Skibo

Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Exhibit D

Exhibit D

Exhibit D

Exhibit D